# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 8-K

# CURRENT REPORT
**Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported) **April 22, 2026**

**GE Vernova Inc.**

(Exact name of registrant as specified in its charter)

| **Delaware** | **001-41966** | **92-2646542** |
|:---:|:---:|:---:|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| **58 Charles Street, Cambridge, MA** | **02141** |
|:---:|:---:|
| (Address of principal executive offices) | (Zip Code) |

(Registrant's telephone number, including area code) **(617) 674-7555**

_____
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|:---:|:---:|:---:|
| Common stock, par value $0.01 per share | GEV | New York Stock Exchange |

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

**Item 2.02 Results of Operations and Financial Condition.**

On April 22, 2026, GE Vernova Inc. (the "Company") released its first-quarter 2026 financial results on its investor relations website at www.gevernova.com/investors. A copy of these is attached as Exhibit 99 and incorporated by reference herein.

The information provided pursuant to this Item 2.02, including Exhibit 99, is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933 or the Exchange Act.

**Item 9.01 Financial Statements and Exhibits.**

**(d) Exhibits**

**Exhibit Description**

**99** First-quarter 2026 financial results released on GE Vernova Inc.'s website on April 22, 2026.

**104** The cover page of this Current Report on Form 8-K formatted as Inline XBRL.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GE Vernova Inc.

(Registrant)

Date: April 22, 2026

/s/ Matthew J. Potvin

Matthew J. Potvin
Vice President, Controller and Chief Accounting Officer
Principal Accounting Officer



**GE Vernova reports first quarter 2026 financial results and raises 2026 guidance**
*Strong performance with significant orders and backlog growth, margin expansion, and cash generation*

**First Quarter 2026 Highlights:**
- Orders of $18.3B, +71% organically with growth in all segments
- Backlog[1] growth of $13.0B sequentially from equipment and services, including $5B from Prolec GE
- Gas Power equipment backlog and slot reservation agreements grew from 83 to 100 GW; now anticipate reaching at least 110 GW by year-end 2026
- Revenue of $9.3B, +16%, +7% organically* led by equipment at Electrification and Power
- Net income of $4.7B; net income margin of 50.9%; inclusive of $4.5B pre-tax M&A net gains, primarily from Prolec GE
- Adjusted EBITDA* of $0.9B, nearly doubling year-over-year; adjusted EBITDA margin* of 9.6%, up +390 basis points
- Cash from operating activities of $5.2B; free cash flow* of $4.8B, more than quadrupling year-over-year
- $10.2B cash balance; $1.4B in capital returned to shareholders

**CAMBRIDGE, Mass., (April 22, 2026)** – GE Vernova Inc. (NYSE: GEV), a unique industry leader enabling customers to accelerate the energy transition, today reported financial results for the first quarter ending March 31, 2026.

"We had a solid start to 2026 as we continue to serve the growing, long-cycle electric power market. Demand is accelerating for our Power and Electrification solutions from a diverse set of customers, with our backlog growing by more than $13 billion quarter-over-quarter," said GE Vernova CEO Scott Strazik. "Reflecting this strength, we now expect to reach at least 110 GW of combined gas turbine backlog and slot reservation agreements by year-end 2026 and are raising our 2026 financial guidance. In the quarter, our Electrification segment booked $2.4 billion in equipment orders to support data centers, more than all of last year. We also completed our acquisition of the remaining fifty percent stake in Prolec GE, a leading grid equipment supplier, strengthening our ability to serve customers and accelerating our growth trajectory. Our team is executing well and remains focused on delivering for the long-term."

In the quarter, orders of $18.3 billion increased +71% organically, with strong equipment growth in Electrification and Power, and services growth led by Power. Revenue of $9.3 billion was up +16%, +7% organically*, with strong equipment growth at Electrification and Power, along with higher services, partially offset by Wind. Margins expanded significantly from price, volume, and productivity. Free cash flow* of $4.8 billion in the quarter was more than the full year 2025, primarily due to higher positive benefits from working capital and stronger adjusted EBITDA*.

**Power**
- Orders of $10.0 billion increased +59% organically and revenues of $5.0 billion increased +12%, +10% organically*, led by Gas Power equipment. Segment EBITDA margin grew +470 basis points, +500 basis points organically*.
- Signed 21 gigawatts (GW) of new gas equipment contracts, including 19 GW of slot reservation agreements and 2 GW of orders. Converted 6 GW of existing slot reservation agreements to orders and shipped 4 GW of equipment; resulting in backlog growth from 40 to 44 GW and an increase in slot reservation agreements from 43 to 56 GW.

**Electrification**
- Orders of $7.1 billion increased +86% organically, driving a book-to-bill ratio of approximately 2.5, with continued strong demand for grid equipment. Revenues of $3.0 billion increased +61%, +29% organically*, with growth in all regions. Segment EBITDA margin grew +670 basis points, +590 basis points organically*.
- Increased equipment backlog to $38.6 billion, up $16.6 billion, or 75% year-over-year, including $5 billion from Prolec GE.

**Wind**
- Orders of $1.2 billion increased +85% organically, driven by higher equipment at Onshore Wind, off a low year-over-year comparison. Revenues of $1.4 billion decreased (23)%, (25)% organically*, primarily driven by equipment at Onshore Wind as a result of soft orders in the first half of 2025. Segment EBITDA losses grew from lower Onshore Wind equipment volume and the impact of tariffs, as well as higher Offshore Wind contract losses, partially offset by Onshore Wind services.
- Completed installation of Offshore Wind turbines at Dogger Bank A in the United Kingdom and Vineyard Wind in the United States.

---

[1] Defined as remaining performance obligation (RPO)

*Non-GAAP Financial Measure

**Company Updates:**

In the first quarter of 2026, GE Vernova:
- Experienced zero fatalities; safety remains a top priority.
- Repurchased approximately 1.8 million shares for $1.3 billion at an average price of $720.
- Paid a $0.50 per share quarterly dividend; on February 17, 2026, declared a $0.50 per share quarterly dividend, which was paid on April 14, 2026, to stockholders of record as of March 17, 2026.
- Completed the acquisition of the remaining 50% stake of Prolec GE, its former unconsolidated joint venture with Xignux, in exchange for cash consideration of approximately $5.3 billion, on February 2, 2026.
- Issued $2.6 billion aggregate principal amount of senior notes for general corporate purposes, including financing a portion of the Prolec GE acquisition. The notes were rated by S&P and Fitch consistent with their current issuer investment grade credit ratings for the Company of BBB and BBB+, respectively.
- Completed the sale of its Proficy® manufacturing software business to TPG for $0.6 billion and interests in a merchant transmission facility, resulting in $0.1 billion in pre-tax proceeds; monetized 2% ownership stake in China XD Electric Co Ltd., resulting in approximately $0.2 billion of pre-tax proceeds.
- Invested $0.4 billion in capital expenditures, including to increase production in Power and Electrification, as part of its commitment to invest $6 billion in capex from 2025 through 2028, including $1 billion from Prolec GE from 2026 to 2028.
- Funded $0.3 billion in research and development (R&D) spending, to advance breakthrough energy transition technologies, as part of its commitment to invest $5 billion in R&D from 2025 through 2028.

"We delivered significant growth and margin expansion in the first quarter as we executed our financial strategy. With robust equipment orders growth in each segment and continued services strength, our backlog grew to $163 billion, inclusive of Prolec GE," said GE Vernova CFO Ken Parks. "We maintained a strong investment grade balance sheet, growing our healthy cash balance to $10.2 billion with significant free cash flow generation and proceeds from dispositions, even as we closed the Prolec GE acquisition and returned capital to shareholders. Given our strong results and continued business momentum, we are increasing our guidance for 2026 revenue, adjusted EBITDA margin, and free cash flow."

**2026 Guidance**

GE Vernova is raising its 2026 financial guidance and now expects revenue of $44.5-$45.5 billion, up from $44-45 billion, adjusted EBITDA margin* of 12%-14%, up from 11%-13%, and free cash flow* of $6.5-$7.5 billion, up from $5.0-$5.5 billion. Segment guidance is:
- **Power**: 16%-18% organic revenue* growth and 17%-19% segment EBITDA margin, up from 16%-18%.
- **Electrification**: Revenue of $14.0-$14.5 billion, up from $13.5-$14.0 billion, which includes approximately $3 billion from Prolec GE, and 18%-20% segment EBITDA margin, up from 17%-19%.
- **Wind**: Organic revenue* down low-double digits and approximately $400 million of segment EBITDA losses.

**Total Company Results**

| (Dollars in millions, except per share) | Three months ended March 31 | | |
| --- | --- | --- | --- |
| | **2026** | **2025** | **Year-on-Year** |
| **GAAP Metrics** | | | |
| Total revenues | $9,339 | $8,032 | 16 % |
| Net income (loss) | $4,750 | $264 | $4,485 |
| Net income (loss) margin | 50.9 % | 3.3 % | 4,760 bps |
| Diluted EPS | $17.44 | $0.91 | F |
| Cash from (used for) operating activities | $5,188 | $1,161 | $4,027 |
| **Non-GAAP Metrics** | | | |
| Organic revenues | $8,587 | $7,997 | 7 % |
| Adjusted EBITDA | $896 | $457 | $439 |
| Adjusted EBITDA margin | 9.6 % | 5.7 % | 390 bps |
| Adjusted organic EBITDA margin | 9.1 % | 5.2 % | 390 bps |
| Free cash flow | $4,791 | $975 | $3,816 |

*Non-GAAP Financial Measure

<h1 style="text-align:center">Results by Reporting Segment</h1>

The following segment discussions and variance explanations are intended to reflect management's view of the relevant comparisons of financial results. Effective January 1, 2026, GE Vernova realigned the reporting of certain of its business units within the Power, Electrification, and Wind segments. 2025 segment financial information can be accessed [here](#).

## Power

| (Dollars in millions) | Three months ended March 31 | | |
|---|---|---|---|
| | **2026** | **2025** | **Year-on-Year** |
| **Orders** | $10,008 | $6,263 | 60 % |
| **Revenues** | $4,971 | $4,449 | 12 % |
| Cost of revenues(a) | $3,638 | $3,368 | |
| Selling, general, and administrative expenses(a) | $445 | $468 | |
| Research and development expenses(a) | $132 | $109 | |
| Other segment (income)/expenses(b) | $(55) | $(13) | |
| **Segment EBITDA** | $811 | $517 | $294 |
| **Segment EBITDA margin** | 16.3 % | 11.6 % | 470 bps |

(a) Excludes depreciation and amortization expenses.
(b) Primarily includes equity method investment income and other interest and investment income.

**First Quarter 2026 Performance:**
Orders of $10.0 billion increased +59% organically, primarily due to gas turbine pricing at Gas Power and large services orders at Nuclear Power. Revenues of $5.0 billion increased +12%, +10% organically*, led by heavy duty gas turbine and aeroderivative equipment deliveries and pricing at Gas Power, with services revenue growth at Nuclear Power. Segment EBITDA was $0.8 billion and segment EBITDA margin was 16.3%, up +470 basis points, +500 basis points organically*, primarily driven by price and volume at Gas Power, partially offset by the impact of inflation and additional expenses to support investments at Gas Power and Nuclear Power.

## Electrification

| (Dollars in millions) | Three months ended March 31 | | |
|---|---|---|---|
| | **2026** | **2025** | **Year-on-Year** |
| **Orders** | $7,112 | $3,366 | 111 % |
| **Revenues** | $2,959 | $1,840 | 61 % |
| Cost of revenues(a) | $2,027 | $1,272 | |
| Selling, general, and administrative expenses(a) | $354 | $330 | |
| Research and development expenses(a) | $107 | $82 | |
| Other segment (income)/expenses(b) | $(57) | $(49) | |
| **Segment EBITDA** | $528 | $205 | $324 |
| **Segment EBITDA margin** | 17.8 % | 11.1 % | 670 bps |

(a) Excludes depreciation and amortization expenses.
(b) Primarily includes equity method investment income and other interest and investment income.

**First Quarter 2026 Performance:**
Orders of $7.1 billion increased +86% organically, due to continued strong demand for grid equipment with strength in North America and Asia. Revenues of $3.0 billion grew +61% on a U.S. GAAP basis inclusive of Prolec GE, +29% organically*, primarily due to increased volume in switchgear and transformers at Power Transmission and in alternating current substation solutions and high voltage direct current solutions at Grid Systems Integration. Segment EBITDA was $0.5 billion and segment EBITDA margin was 17.8%, up +670 basis points, +590 basis points organically*, due to volume, productivity, and price at Power Transmission and Grid Systems Integration.

*Non-GAAP Financial Measure

## Wind

| (Dollars in millions) | Three months ended March 31 | | |
| --- | --- | --- | --- |
| | 2026 | 2025 | Year-on-Year |
| **Orders** | $1,199 | $640 | 87 % |
| **Revenues** | $1,432 | $1,850 | (23)% |
| Cost of revenues(a) | $1,649 | $1,840 | |
| Selling, general, and administrative expenses(a) | $128 | $134 | |
| Research and development expenses(a) | $36 | $33 | |
| Other segment (income)/expenses(b) | $1 | $(11) | |
| **Segment EBITDA** | $(382) | $(146) | $(236) |
| **Segment EBITDA margin** | (26.7)% | (7.9)% | (1,880) bps |

(a) Excludes depreciation and amortization expenses.
(b) Primarily includes equity method investment income and other interest and investment income.

**First Quarter 2026 Performance:**
Orders of $1.2 billion increased 85% organically, driven by higher equipment at Onshore Wind, primarily in North America, off a low year-over-year comparison. Revenues of $1.4 billion decreased (23)%, (25)% organically*, due to lower Onshore Wind equipment deliveries as a result of soft orders in the first half of 2025, partially offset by higher Onshore Wind services due to increased volume and Offshore Wind due to higher deliveries and installations. Segment EBITDA losses were $(0.4) billion and segment EBITDA margin was (26.7)%, down (1,880) basis points, (1,670) basis points organically*, primarily at Onshore Wind due to lower equipment deliveries and the impact of tariffs, and at Offshore Wind due to higher contract losses, partially offset by lower costs at Onshore Wind services.

**Non-GAAP Financial Measures**

The non-GAAP financial measures presented in this press release are supplemental measures of our performance and our liquidity that we believe help investors understand our financial condition and operating results and assess our future prospects. We believe that presenting these non-GAAP financial measures, in addition to the corresponding U.S. GAAP financial measures, are important supplemental measures that exclude non-cash or other items that may not be indicative of or are unrelated to our core operating results and the overall health of our company. We believe that these non-GAAP financial measures provide investors greater transparency to the information used by management for its operational decision-making and allow investors to see our results "through the eyes of management." We further believe that providing this information assists our investors in understanding our operating performance and the methodology used by management to evaluate and measure such performance. When read in conjunction with our U.S. GAAP results, these non-GAAP financial measures provide a baseline for analyzing trends in our underlying businesses and can be used by management as one basis for financial, operational, and planning decisions. Finally, these measures are often used by analysts and other interested parties to evaluate companies in our industry.

Management recognizes that these non-GAAP financial measures have limitations, including that they may be calculated differently by other companies or may be used under different circumstances or for different purposes, thereby affecting their comparability from company to company. In order to compensate for these and the other limitations discussed below, management does not consider these measures in isolation from or as alternatives to the comparable financial measures determined in accordance with U.S. GAAP. Readers should review the reconciliations below and should not rely on any single financial measure to evaluate our business. The reasons we use these non-GAAP financial measures and the reconciliations to their most directly comparable U.S. GAAP financial measures follow. Unless otherwise noted, tables are presented in U.S. dollars in millions, except for per-share amounts which are presented in U.S. dollars. Certain columns and rows within tables may not add due to the use of rounded numbers. Percentages presented in this report are calculated from the underlying numbers in millions.

We believe the organic measures presented below provide management and investors with a more complete understanding of underlying operating results and trends of established, ongoing operations by excluding the effect of acquisitions, dispositions, and foreign currency, which includes translational and transactional impacts, as these activities can obscure underlying trends.

**ORGANIC REVENUES, EBITDA, AND EBITDA MARGIN BY SEGMENT (NON-GAAP)**

| | Revenue(a) | | | Segment EBITDA | | | Segment EBITDA margin | | |
|---|---|---|---|---|---|---|---|---|---|
| *For the three months ended March 31* | **2026** | **2025** | **V%** | **2026** | **2025** | **V%** | **2026** | **2025** | **V bps** |
| **Power (GAAP)** | $4,971 | $4,449 | 12% | $811 | $517 | 57% | 16.3% | 11.6% | 470 bps |
| Less: Acquisitions | — | — | | 2 | 1 | | | | |
| Less: Business dispositions | — | — | | — | — | | | | |
| Less: Foreign currency effect | 63 | 3 | | (3) | 6 | | | | |
| **Power organic (Non-GAAP)** | $4,908 | $4,446 | 10% | $812 | $511 | 59% | 16.5% | 11.5% | 500 bps |
| | | | | | | | | | |
| **Electrification (GAAP)** | $2,959 | $1,840 | 61% | $528 | $205 | F | 17.8 % | 11.1 % | 670 bps |
| Less: Acquisitions | 486 | — | | 112 | — | | | | |
| Less: Business dispositions | 26 | 38 | | 54 | 48 | | | | |
| Less: Foreign currency effect | 129 | 2 | | 24 | 1 | | | | |
| **Electrification organic (Non-GAAP)** | $2,318 | $1,800 | 29% | $338 | $156 | F | 14.6 % | 8.7 % | 590 bps |
| | | | | | | | | | |
| **Wind (GAAP)** | $1,432 | $1,850 | (23)% | $(382) | $(146) | U | (26.7)% | (7.9)% | (1,880) bps |
| Less: Acquisitions | — | — | | — | — | | | | |
| Less: Business dispositions | — | — | | — | — | | | | |
| Less: Foreign currency effect | 47 | (8) | | (53) | (14) | | | | |
| **Wind organic (Non-GAAP)** | $1,385 | $1,857 | (25)% | $(329) | $(132) | U | (23.8)% | (7.1)% | (1,670) bps |

(a) Includes intersegment sales of $32 million and $114 million for the three months ended March 31, 2026 and 2025, respectively.

**2026 GUIDANCE: POWER ORGANIC REVENUE\***
We cannot provide a reconciliation of the differences between the non-GAAP financial measures expectations and the corresponding GAAP financial measure of Power organic revenue\* in the 2026 guidance without unreasonable effort due to the uncertainty of foreign exchange rates.

\*Non-GAAP Financial Measure

| | | Three months ended March 31 | | |
|---|---|---|---|---|
| **ORGANIC REVENUES (NON-GAAP)** | | **2026** | **2025** | **V%** |
| **Total revenues (GAAP)** | $ | 9,339 $ | 8,032 | 16 % |
| Less: Acquisitions | | 486 | — | |
| Less: Business dispositions | | 26 | 38 | |
| Less: Foreign currency effect | | 240 | (3) | |
| **Organic revenues (Non-GAAP)** | $ | 8,587 $ | 7,997 | 7 % |

| | | Three months ended March 31 | | |
|---|---|---|---|---|
| **EQUIPMENT AND SERVICES ORGANIC REVENUES (NON-GAAP)** | | **2026** | **2025** | **V%** |
| **Total equipment revenues (GAAP)** | $ | 5,254 $ | 4,197 | 25 % |
| Less: Acquisitions | | 469 | — | |
| Less: Business dispositions | | — | — | |
| Less: Foreign currency effect | | 149 | (6) | |
| **Equipment organic revenues (Non-GAAP)** | $ | 4,636 $ | 4,203 | 10 % |
| **Total services revenues (GAAP)** | $ | 4,084 $ | 3,835 | 6 % |
| Less: Acquisitions | | 17 | — | |
| Less: Business dispositions | | 26 | 38 | |
| Less: Foreign currency effect | | 91 | 3 | |
| **Services organic revenues (Non-GAAP)** | $ | 3,950 $ | 3,794 | 4 % |

We believe that Adjusted EBITDA* and Adjusted EBITDA margin*, which are adjusted to exclude the effects of unique and/or non-cash items that are not closely associated with ongoing operations provide management and investors with meaningful measures of our performance that increase the period-to-period comparability by highlighting the results from ongoing operations and the underlying profitability factors. We believe Adjusted organic EBITDA* and Adjusted organic EBITDA margin* provide management and investors with, when considered with Adjusted EBITDA* and Adjusted EBITDA margin*, a more complete understanding of underlying operating results and trends of established, ongoing operations by further excluding the effect of acquisitions, dispositions and foreign currency, which includes translational and transactional impacts, as these activities can obscure underlying trends.

We believe these measures provide additional insight into how our businesses are performing, on a normalized basis. However, Adjusted EBITDA*, Adjusted organic EBITDA*, Adjusted EBITDA margin* and Adjusted organic EBITDA margin* should not be construed as inferring that our future results will be unaffected by the items for which the measures adjust.

**2026 GUIDANCE: ADJUSTED EBITDA MARGIN***
We cannot provide a reconciliation of the differences between the non-GAAP financial measures expectations and the corresponding GAAP financial measures for adjusted EBITDA margin* in the 2026 guidance without unreasonable effort due to the uncertainty of the costs and timing associated with potential restructuring actions and the impacts of depreciation and amortization.

*Non-GAAP Financial Measure

| ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN (NON-GAAP) | Three months ended March 31 | | |
|---|---|---|---|
| | 2026 | 2025 | V% |
| **Net income (loss) (GAAP)** | $ 4,750 | $ 264 | F |
| Add: Restructuring and other charges | 94 | 67 | |
| Add: (Gains) losses on purchases and sales of business interests(a) | (4,494) | (19) | |
| Add: Separation costs(b) | 23 | 45 | |
| Add: Non-operating benefit income | (134) | (115) | |
| Add: Depreciation and amortization(c) | 341 | 203 | |
| Add: Interest and other financial (income) charges – net(d)(e) | (27) | (55) | |
| Add: Provision (benefit) for income taxes(e) | 344 | 67 | |
| **Adjusted EBITDA (Non-GAAP)** | $ 896 | $ 457 | 96% |
| **Net income (loss) margin (GAAP)** | 50.9 % | 3.3 % | 4,760 bps |
| **Adjusted EBITDA margin (Non-GAAP)** | 9.6 % | 5.7 % | 390 bps |

(a) Includes a pre-tax gain of $3,992 million related to the acquisition of the remaining 50% stake in Prolec GE from Xignux as a result of the remeasurement of our previously held equity interest to fair value and an expense of $71 million for the impact of a fair value adjustment to Prolec GE inventory that was recorded in Cost of equipment in the three months ended March 31, 2026. Includes a pre-tax gain of $330 million related to the sale of our Proficy business in our Electrification segment in the three months ended March 31, 2026. Also includes unrealized and realized (gains) losses related to our interest in China XD Electric Co., Ltd, recorded in Net interest and investment income (loss) which is part of Other income (expense) - net.
(b) Costs incurred in the separation from GE, including system implementations, advisory fees, one-time stock option grant, and other one-time costs.
(c) Excludes depreciation and amortization expense related to Restructuring and other charges. Includes amortization of basis differences included in Equity method investment income (loss) which is part of Other income (expense) - net.
(d) Consists of interest and other financial charges, net of interest income, other than financial interest related to our normal business operations primarily with customers.
(e) Excludes interest (income) expense of zero and zero and provision (benefit) for income taxes of $10 million and $2 million for the three months ended March 31, 2026 and 2025, respectively, related to our Financial Services business which, because of the nature of its investments, is measured on an after-tax basis.

| ADJUSTED ORGANIC EBITDA AND ADJUSTED ORGANIC EBITDA MARGIN (NON-GAAP) | Three months ended March 31 | | |
|---|---|---|---|
| | 2026 | 2025 | V% |
| **Adjusted EBITDA (Non-GAAP)** | $ 896 | $ 457 | 96% |
| Less: Acquisitions | 115 | 1 | |
| Less: Business dispositions | 54 | 48 | |
| Less: Foreign currency effect | (51) | (8) | |
| **Adjusted organic EBITDA (Non-GAAP)** | $ 778 | $ 416 | 87% |
| **Adjusted EBITDA margin (Non-GAAP)** | 9.6 % | 5.7 % | 390 bps |
| **Adjusted organic EBITDA margin (Non-GAAP)** | 9.1 % | 5.2 % | 390 bps |

We believe that free cash flow* provides management and investors with an important measure of our ability to generate cash on a normalized basis. Free cash flow* also provides insight into our ability to produce cash subsequent to fulfilling our capital obligations; however, free cash flow* does not delineate funds available for discretionary uses as it does not deduct the payments required for certain investing and financing activities.

| FREE CASH FLOW (NON-GAAP) | Three months ended March 31 | | |
|---|---|---|---|
| | 2026 | 2025 | V% |
| Cash from (used for) operating activities (GAAP) | $ 5,188 | $ 1,161 | F |
| Add: Gross additions to property, plant and equipment and internal-use software | (397) | (186) | |
| **Free cash flow (Non-GAAP)** | $ 4,791 | $ 975 | F |

**2026 GUIDANCE: FREE CASH FLOW (NON-GAAP)**
We cannot provide a reconciliation of the differences between the non-GAAP financial measure expectations and the corresponding GAAP financial measure for free cash flow* in the 2026 guidance without unreasonable effort due to the uncertainty of timing for capital expenditures.

*Non-GAAP Financial Measure

**CAUTION CONCERNING FORWARD-LOOKING STATEMENTS**

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws that are subject to risks and uncertainties. These statements may include words such as "believe", "expect", "guidance", "outlook", "anticipate", "intend", "plan", "estimate", "will", "may," and negatives or derivatives of these or similar expressions. These forward-looking statements may include, among others, statements about our future performance, anticipated growth, and expectations in our business; the energy transition; the demand for our products and services; our technologies and ability to innovate, anticipate, and address customer demands; our ability to increase production capacity, efficiencies, and quality; our underwriting and risk management; the estimated impact of tariffs; our product quality and costs; our cost management efforts; tax incentives; customer orders and commitments; project execution and timelines; our actual and planned investments, including in research and development, capital expenditures, joint ventures, and other collaborations with third parties; our ability to meet our sustainability goals and targets; levels of global infrastructure spending; government policies; our expected cash generation and management; our lean operating model; our capital allocation framework, including organic and inorganic investments, share repurchases, and dividends; our restructuring programs; disputes, litigation, arbitration, and governmental proceedings involving us; the sufficiency and expected uses of our cash, liquidity, and financing arrangements; and our credit ratings.

Forward-looking statements reflect our current expectations, are based on judgments and assumptions, are inherently uncertain and are subject to risks, uncertainties, and other factors, which could cause our actual results, performance, or achievements to differ materially from current expectations. Some of the risks, uncertainties, and other factors that may cause actual results to differ materially from those expressed or implied by forward-looking statements include the following:

- Quality issues or safety failures among our products, solutions, or services;
- Significant supply chain or logistics disruptions, including cost or availability of materials or components;
- Disruptions or capacity constraints at our manufacturing or operating facilities;
- Our ability to manage our costs and achieve anticipated cost savings;
- Our ability to execute and estimate long-term service obligations;
- Our ability to successfully compete;
- Our ability to innovate and successfully commercialize new technologies and manage our product cycles;
- Achieving expected benefits from strategic transactions, joint ventures, and other third-party collaborations;
- Issues with grid connectivity or our customers' ability to sell generated electricity;
- Our ability to manage customer and counterparty relationships and contracts;
- Our ability to maintain our investment grade credit ratings;
- Our access to capital or credit markets or other financing on acceptable terms;
- Decarbonization and energy-transition dynamics;
- Changes in energy, environmental, and tax laws and policies;
- Challenges of operating globally, including complex legal, regulatory, and compliance risks;
- Natural disasters, physical effects of climate change, pandemics, and other emergencies;
- Geopolitical events;
- Our ability to meet sustainability expectations, standards, and goals;
- International trade policies;
- Our ability to obtain, maintain, and comply with approvals, licenses, and permits;
- Our ability to comply with laws and regulations and related compliance costs;
- Impacts from claims, litigation, regulatory proceedings, and enforcement actions;
- Our ability to attract and retain highly qualified personnel and impacts from any labor disputes or actions;
- Our ability to secure, deploy, and protect our intellectual property rights and defend against third-party claims;
- Foreign currency impacts;
- Our ability to realize the benefits from our separation from, and our obligations to, General Electric Company;
- Our capital allocation plans, including the timing and amount of any dividends, share repurchases, acquisitions, organic investments, and other priorities;
- The price, availability, volatility, and trading volumes of our common stock;
- The amount and timing of our cash flows and earnings;
- The impact of cybersecurity or data security incidents; and
- Other changes in macroeconomic and market conditions and volatility.

These or other uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements, and these and other factors are more fully discussed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, including in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections included therein, as may be updated from time to time in our Securities and Exchange Commission filings and as posted on our website at www.gevernova.com/investors/fls. We do not undertake any obligation to update or revise our forward-looking statements except as may be required by law or regulation. This press release also includes certain forward-looking projected financial information that is based on current estimates and forecasts. Actual results could differ materially.

**Additional Information**

GE Vernova's website at https://www.gevernova.com/investors contains a significant amount of information about GE Vernova, including financial and other information for investors. GE Vernova encourages investors to visit this website from time to time, as information is updated, and new information is posted. Investors are also encouraged to visit GE Vernova's LinkedIn and other social media accounts, which are platforms on which the Company posts information from time to time.

**Additional Financial Information**

Additional financial information can be found on the Company's website at: www.gevernova.com/investors under Reports and Filings.

**Conference Call and Webcast Information**

GE Vernova will discuss its results during its investor conference call today starting at 7:30 AM Eastern Time. The conference call will be broadcast live via webcast, and the webcast and accompanying slide presentation containing financial information can be accessed by visiting the investor section of the website https://www.gevernova.com/investors. An archived version of the webcast will be available on the website after the call.

**About GE Vernova**

GE Vernova Inc. (NYSE: GEV) is a purpose-built global energy company that includes Power, Electrification, and Wind segments and is supported by its accelerator businesses. Building on over 130 years of experience tackling the world's challenges, GE Vernova is uniquely positioned to help lead the energy transition by continuing to electrify the world while simultaneously working to decarbonize it. GE Vernova helps customers power economies and deliver electricity that is vital to health, safety, security, and improved quality of life. GE Vernova is headquartered in Cambridge, Massachusetts, U.S., with approximately 85,000 employees across approximately 100 countries around the world. Supported by the Company's purpose, The Energy to Change the World, GE Vernova technology helps deliver a more affordable, reliable, sustainable, and secure energy future. Learn more: GE Vernova and LinkedIn.

**Investor Relations Contact:**

Michael Lapides
+1.617.674.7568
m.lapides@gevernova.com

**Media Contact:**

Adam Tucker
+1.518.227.2463
Adam.Tucker@gevernova.com